VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«01» September 2005
№ 1101/15621

05011983

Securities and Exchange Commissic
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2005 OCT 24 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Amendments and alterations # 7

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

10/24

AGREED

Deputy Chief of Main Territorial Department
for Moscow of the Central Bank
of Russian Federation

Signature: G.S.Sitnikova
July 21th, 2005
Stamp: Central Bank of Russian Federation,
Moscow Territorial Division

AMENDMENTS AND ALTERATIONS # 7
introduced into the Charter
of Joint-stock Company Bank «Vozrozhdeniye» (V.BANK),
main government registration number 1027700540680,
Registration date: December 17th, 2002,
Registration number of Bank of Russia according to the Book of Government Registration of Credit Institutions 1439 as of April 12th, 1991.

1. Paragraph 2 of clause 3.2. Article 3 shall be stated as follows:
«18,748,694 (Eighteen million seven hundred and forty eight thousand six hundred and ninety four) non-documentary registered equity shares of par value 10 (ten) Rubles each share;»
2. To exclude Paragraph 2 of clause 3.2. Article 3
3. Paragraph 2 of clause 3.3. Article 3 shall be stated as follows:
«5.000.059 (Five million and fifty nine) non-documentary registered equity shares of par value 10 (ten) Rubles each share;»

Amendments were introduced by the Supervisory Council of Joint-stock Company Bank «Vozrozhdeniye», (Minutes #4 as of February 2, 2005) and in compliance with report on share issue results (Registered by Central Bank of the Russian Federation May 11, 2005).

Chairman of Supervisory Board
of Joint-stock Company Bank «Vozrozhdeniye» signature Yu.M.Marinichev

Seal